Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Cummins Retirement and Savings Plan Opportunity to Exchange Cummins Stock for Atmus Stock

Dear RSP Participant:

In May 2023, an initial public offering of approximately 19.5% of Atmus Filtration Technologies Inc. (Atmus) common stock was completed. Cummins Inc. (Cummins) retained the remaining outstanding shares of, and a controlling stake in, Atmus. Cummins is offering its stockholders the opportunity to exchange shares of Cummins common stock for shares of Atmus common stock (the exchange offer), subject to the terms of the exchange offer described in the Prospectus, dated February 14, 2024 (the Prospectus).

Our records indicate that you have a balance in the Cummins Stock Fund in the RSP1. This means that you are currently eligible to participate in this exchange offer through the RSP. If you choose to participate, you must make your election before 4:00 p.m. ET on March 11, 2024 (the date the RSP exchange offer election period ends).

You will soon receive information in the mail regarding this exchange offer, including a Trustee Direction Form with a personalized 16-digit control number that you will need if you would like to participate in the exchange offer. Similar information about the exchange offer, including the Prospectus, can be found on the home page of the RSP website at yourbenefitsresources.com/cummins. Click the “Cummins Atmus Stock Exchange Offer” message at the top of the home page.

The decision to participate in a stock exchange offer is complex. Consider consulting with a financial or tax advisor to determine if you would like to participate.

Participation in this exchange offer is voluntary. If you choose not to participate, no action is required.

If you have any questions regarding this exchange offer, do not receive information in the mail, or need help locating your 16-digit control number, please call the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas). Representatives are available to assist you Monday through Friday, from 9:00 a.m. to 8:00 p.m. ET.

1 “RSP” refers to both the Cummins Retirement and Savings Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees. These are the only retirement plans eligible for the exchange offer.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the Registration Statement) that includes a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).